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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2006 Commission File Number: 000-49605

Commander Resources Ltd. (Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8 (Address of principal executive offices)

1. Annual Report

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CMD

Commander Resources Ltd.

CMD - TSX Venture

Annual Report 2005

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.

Commander’s underlying mission
is to generate or acquire quality
opportunities and add significant
shareholder value through
discovery of mineral deposits,
leveraged partnerships, and/or
sale of assets.

INDEX
<	Mission & Focus
1	Letter from the President
4	KEY PROJECTS
	-	Baffin Island Gold District
	-	Newfoundland Uranium
9	OTHER PROJECTS
11	Management Discussion & Analysis
18	Financial Statements
48	Corporate Information

Dear Shareholder:

Your Company controls one of the largest new gold districts in Canada located on Baffin Island, Nunavut
Territory where 14 gold prospect areas have been discovered to date over a strike length of 140 kilometres.
The prospects and results to date demonstrate the potential for one or more shallow high grade deposits dominated by free-milling gold. The target is 8 g/t gold or better. Only two of the prospect areas have been drilled; each shows resource potential.

Your Company also controls a large uranium property position in southern Newfoundland. The property is well-located close to a sea port with a paved road and power line running through the property. Numerous uranium prospects in outcrop and boulders occur that are locally high grade, containing up to 2% U3O8. The opportunity here is a near-surface bulk tonnage uranium resource. This property has never been drilled.

The price of gold and other	Advancing the Baffin Island	boost to the region and verifying
commodities continued to		the importance of the Development
several rise during metals 2005 reaching	Gold Project is our primary	area to the future of the gold Hope supply. Bay
with 25 year highs. With gold	objective as we believe that	Gold Project made significant
surpassing US$500 per		progress with receipt of
ounce and the continued	it represents a tremendous	government approvals and an
merger and acquisition		agreement between Newmont
activity in the sector, the	growth opportunity.	and Miramar. Two other
demand for new ounces		advanced gold projects,
and future gold supply is		Meliadine and Meadowbank,
increasing. Major gold producers need to buy or	both made significant strides towards development
find millions of new gold ounces every year to replace production.	this year as well.

This is all good news for your Company because	GOLDEN OPPORTUNITY
there are very few large, new gold projects to feed
the future need and companies controlling such	The 2005 Baffin exploration season was very
projects are in short supply.	successful for a number of reasons:

In a short period of time, your Company has	-	A new 600 metre long gold zone was discovered
identified a large new gold district on Baffin Island		on the Ridge Lake Prospect highlighted by drill
showing many similarities to the past-producing		hole 05-35 which intersected 21.30 g/t gold over
Homestake iron formation hosted gold deposit in		4.24 metres. The zone is continuous to surface
South Dakota. Deposits of this type are attractive		and is open for more than one kilometre along-
because they can be very large and very high		strike to the east and west and down-dip to the
grade, with potential for production of 10’s of		south. This discovery will be drilled in 2006.
millions of ounces rather than just 1 or 2 million
ounces.	-	A high percentage of the holes drilled in 2004 and
2005 hit high gold grades. We have only tested
The arctic region of Canada is one of the few “safe”		to depths of less than 100 metres at Ridge Lake
places in the world where new large mineral		and 60 metres at Malrok.
discoveries can be made with basic prospecting	-	Key structural features and controls on gold
techniques. It is truly “elephant country.” Grade is		mineralization were identified.
king in this part of the world and high grade targets
are your Company’s focus. The property has	-	The Durette prospect at the eastern end of the
several infrastructure benefits including flat terrain,		property was advanced to the drill stage with the
tidewater access, deep lakes and two long landing		discovery of a 500 metre long intense gold-rich
strips suitable for larger aircraft.		plumbing system of the stockwork style above the
level of the iron formations. This zone is open
The political climate for mine development in		along-strike and has not been tested by drilling.
Nunavut improved over the past year providing a		Drilling is planned for 2006.

SEARCHING FOR CLEAN ENERGY

The Company made a decision during the year to enter	Billiton earn-back right and frees up the property
the uranium business in response to a surging growth	for a new partnership.
in the price of uranium and the strong future demand
fundamentals. A large property was acquired in	-	We leveraged our interest in a small claim group
southern Newfoundland through two option	called Tam in B.C. for a 10% carried interest and
agreements and map staking. The property,	50% of royalties in a much larger package. Teck
previously worked in the early 1980’s by Shell Canada	Cominco subsequently made an agreement to
and Central Electricity Generating Board (CEGB), was	earn into the majority holder’s interest in the
left when uranium prices fell.	property providing your Company with some cash
considerations and a 1.5% NSR (Net Smelter
The Hermitage Uranium Property covers more than	Return Royalty).
500 square kilometres, has not been drilled previously,
is 30 kilometres from the port town of Burgeo in a	-	We received 150,000 common shares of
favourable mining jurisdiction, and has a paved	Pathfinder Resources Ltd. and a 2% NSR in
highway and power line running through the centre.	conjunction with the acquisition by Pathfinder of
For comparative purposes, the average grade of world-	ground to the east and west of your Company’s
wide operating uranium mines is about 0.15% U3 O8 .	uranium property in Newfoundland.
The opportunity on the Property is for a bulk tonnage
near-surface resource with easy access to the world	It is the opinion of your Company’s management that
markets.	the Baffin Gold project represents one of the best new
gold discoveries of the last few years and holds great
The Company’s work in 2005 on several of the	promise for developing into a significant gold-
prospects confirmed that the uranium mineralization	producing district. This view was substantiated by the
on the Property is primarily hosted within the bedding	new high-grade discoveries made in 2005. The project
of sedimentary and volcanic rocks adjacent to large	will be your Company’s focus in 2006 with a minimum
uranium-bearing granite intrusions.	5,000 metre drill program planned to expand and
outline the gold zone at Ridge Lake and to test the
Sampling returned numerous high values in the range	new Durette Prospect as a new target. With success,
0.40% U3 O8 to 2% U3O8 from the Blue Hills area and a	the program will be expanded and extended to more
high-grade uranium showing in the White Bear area	rapidly advance the project.
(Doucette Prospect) returned values ranging from
0.13% to 1.32% U3 O8 . Saw-cut channel samples	As a complement to the Baffin project, the uranium
from exposed bedrock on the Blue Hills Main Showing	project in Newfoundland provides exposure to the
returned 0.11% U308 over 1.5 metres, 0.18% U308	uranium business and has added to our shareholder
over 1.4 metres and 0.14% U308 over 1.3 metres	base. Your Company added value to the property
from the same rock unit.	through the work completed and will be considering
opportunities to maximize the value this year.
An airborne radiometric and magnetic survey is
planned for the Property to locate rocks containing	On behalf of our Board of Directors and our
uranium and also assist in mapping out the main	employees, thank you for your continued support.
geological units under the thin overburden cover. In
areas of the best known mineralization (Doucette and	Respectfully,
Blue Hills Main Showing), testing bedrock by either
percussion drilling or selective stratigraphic diamond	“Kenneth E. Leigh”
drilling will be considered.
Kenneth E. Leigh
President & CEO
SUBSTANTIAL PORTFOLIO	April 3, 2006

COMMANDER RESOURCES LTD. MANAGEMENT DISCUSSION & ANALYSIS and PROJECTS

Baffin Island Project, Nunavut

Exploration on central Baffin Island between 2003 and 2005 resulted in the discovery of 14 gold occurrences over a strike length of 140 kilometres. The principal exploration target is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA and other iron formation hosted gold deposits such as
Lupin, Nunavut, and Morro Velho, Brazil.

Two separate iron formation units (upper and lower) and a quartzite unit within the target Proterozoic -age Bravo Lake
Formation contain high grade gold values. In each unit, gold occurs prima rily as free gold, disseminated, within quartz veins and associated with arsenopyrite. The most advanced prospects are Malrok (see Qimmiq), Ridge Lake (see Qimmiq), and
Durette (see Bravo Lake).

The Company is earning a 100% interest in the Baffin Island Property through three separate option agreements named
Qimmiq, Dewar Lake and Bravo Lake. As at December 31. 2005, the Company has vested 100% of the Dewar Lakes property and 50% of the Qimmiq property. The project area is typified by flat rolling hills of exposed rock and tundra located on tidewater and dotted with deep lakes providing access to water throughout the year. The Company has temporary access to two “Distant Early Warning” (DEW line) radar stations each with an operational 4,000 foot airstrip. Access to the camp and field is via fixed wing and/or helicopter.

The budget and expenditure summary for the 2005 Baffin Island exploration program follows:

		Budget	Actual	Variance

Table 1
Baffin Island	Project administration	$50,000	$35,779	$ 14,221
Budget	Drilling	550,000	1,060,895	(510,895)
	Geochemistry	100,000	30,052	69,948
	Geology	120,000	501,497	(381,497)
	Geophysics -Ground	470,000	282,727	187,273
	Property	40,000	53,038	(13,038)
	Mobilization	-	345,460	(345,460)
	Prospecting and trenching	670,000	19,350	650,650
		$2,000,000	$2,328,798 $	(328,798)

The actual cost to date for Baffin Island reflects the combined expenditures for the Qimmiq, Dewar Lake and Bravo Lake properties at December 31, 2005. The overall program was 16% over budget with large variances reflecting Management’s decision to focus resources on the drill program and reduction of the ground geophysics, prospecting and channel sampling programs.

Mobilization costs included moving supplies into the field and ongoing camp costs. These costs were allocated based on a percentage of man days attributed to the three properties.

Qimmiq Property (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold and base metals on Nunavut Tunngavik Incorporated (“NTI”) leases on Baffin Island, Nunavut. The two main prospects: Malrok, which was drill-tested in 2004, and; Ridge lake, the focus of the 2005 program are located on the Qimmiq property. The 2005 program was designed to follow-up encouraging results from the 2003 and 2004 programs and included detailed geological mapping, prospecting, ground Electromagnetic (“EM”), Magnetic (“Mag”) geophysical surveys and diamond drilling.

As at December 31, 2005, the Company had made sufficient expenditures to vest a 50% interest in the property. Since the initial date of the agreement, the property has been reduced to seven (7) leases totaling 69,000 acres (27,957 hectares).

Ridge Lake Exploration Program

The Ridge Lake prospect is 3.5 kilometres long within a prominent east-west structural corridor defined by strong folding, locally intense shearing and alteration.

The 2005 field program consisted of a detailed ground Magnetic (Mag) geophysical survey, geological mapping, prospecting, channel sampling and diamond drilling. The diamond drilling program commenced on July 15th to follow-up surface rock chip and channel samples collected in 2004 returned numerous high-grade gold values. The Company drilled 2,758 metres in 32 holes during the 2005 program.

The drilling was highlighted by hole 05-35 which cut 10.63 g/t gold over 8.89 metres including 21.30 g/t gold over 4.24 metres at a shallow depth of 89 metres, within the lower gold-bearing sulphide iron formation unit down-dip from a high-
grade surface outcrop containing 15.4 g/t gold over 1.9 metres. Holes drilled 50 to 80 metres to the west and north of 05-35 intersected the same thick gold-bearing lower iron formation at shallower depths with gold grades ranging from 2.8 g/t to 5.4
g/t gold. Additional drill holes were successful in extending the gold system for more than 600 metres in strike length with good results from the same lower sulphide iron formation in an area where a hole drilled in 2004 contained 17.48 g/t gold over 2.15 metres. The zone is open for more than one kilometre along-strike to the east and west and down-dip to the south.

A summary of selected 2004 and 2005 drill results:

No work was completed on the Malrok Prospect in 2005. At Malrok, located 30 kilometres to the west of Ridge Lake, gold mineralization has been traced through surface sampling and drilling over a strike length of approximately two kilometres.
The gold is hosted in the upper silicate iron formation, but drilling has not penetrated deep enough to intersect the lower iron formation target. Drilling results down to 50 metes depth included 15.12 g/t gold over 3.0 metres and 12.1 g/t gold over 3.3 metres. The shallow gold zone with local high grade sections extends down-dip from surface for at least 130 metres and remains open along strike and down dip.

Ridge Lake Future Developments

For 2006, the next phase of drilling at Ridge Lake will consist of a series of holes to expand the high-grade zone in the vicinity of hole 05-35 and test the lower iron formation on the eastern portion of the Ridge Lake Prospect. Detailed additional drilling will be planned to extend the zone to the west and south. The proposed drill program will be approximately 3,500 metres in
20 to 30 drill holes.

Dewar Lake, Nunavut (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres (65,000 hectares). The Company earned a
100% interest in the property with completion of the 2004 program. As at January 31, 2006, the property has been reduced to one (1) Permit with an area of 20,400 acres (8,255 Hectares).

Bravo Lake, Nunavut (Gold Project)

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited (“Falconbridge”) on twelve
Nunavut Exploration Permits on Baffin Island, Nunavut. The Durette Prospect is located at the eastern end of the 140 kilometre long Bravo Lake gold belt, approximately 40 kilometres east of Ridge Lake. Durette was discovered in 2004 by prospecting after following up on 2003 sampling located 2-3 g/t gold values. In the fall of 2005, Commander staked nineteen (19) mineral claims to cover the favourable portions of the Prospecting Permits in advance of the expiry of the Prospecting Permits on January
31, 2006. The revised area of the Bravo Lake Property is 14,668 acres (5,900 hectares).

Durette Exploration Program

Work on the Bravo Permits in 2005 was focused on the Durette and 2369 prospect areas. Detailed geological mapping, ground magnetic and electromagnetic surveys and channel sampling were completed. A total of 179 channel samples and 121 grab samples were collected.

Durette Exploration Results

An intense plumbing system was discovered containing high-grade gold in quartz veins cutting a quartzite unit located stratigraphically above the two iron formations drilled at Ridge Lake and Malrok. Extensive chip and channel sampling over a
500 metre strike length of the quartzite unit returned 40 samples exceeding 1 g/t gold, with ten of these samples ranging from 11 to 47 g/t gold. The best channel sample results were 29.8 g/t gold over 2.0 metres and 18.0 g/t gold over 2 metres.

Durette Future Developments

At Durette, the target for gold mineralization includes the quartzite unit and the two iron formations which are predicted to be at depth. The initial 2006 drill program will consist of about 1,500 metres in 10 to 12 holes.

Blue Hills and White Bear, Newfoundland (Uranium Project)

In 2005, the Company assembled approximately 40,000 hectares of land in southern Newfoundland covering a strike length of more than 100 kilometres through two separate option agreements and sole acquisition. The project area is located just north of the port town of Burgeo on the south coast and is close to a paved highway and power line. The property has not been previously drilled.

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of
$82,200, issuing 201,000 common shares, a warrant to purchase 250,000 common shares exercisable at a price of $1.00 per share and completing $1,000,000 in exploration work. The warrant is exercisable only if a Mineral Reserve (as defined by CIM
Classification under National Instrument 43-101) of at least $500 million is defined and will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1.0 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million.

In the fall of 2005, the Company acquired an additional 1,600 claims covering a major geological belt known as the
“Hermitage Flexure”. The Hermitage Flexure ties together the Blue Hills and White Bear uranium properties and becomes part of the Blue Hills and White Bear option agreement.

The Company entered into an agreement with Pathfinder Resources Ltd. in conjunction with the acquisition by Pathfinder of
1,429 claims aggregating 35,725 hectares to the east and west of the Company’s property. Under the agreement, the
Company received 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder.

Blue Hills and White Bear Exploration Program

Field crews equipped with handheld scintillometers successfully located the main mineral showings in outcrop and boulder fields that were reported and documented by Shell Minerals, and worked by the Central Electricity Generating Board (CEGB)
in the early 1980’s.

More than 100 rock chip and channel samples were collected by the Company from boulder and outcrop exposures where radiometric anomalies were recorded. Samples collected averaged 2 to 3 kilograms each consisting of an aggregate of numerous rock chips. A few saw-cut channel samples and a number of single “grab” samples were collected.

A second phase of work, completed between September and November, 2005, included prospecting, mapping and a combination of basal till soil sampling and machine trenching using a back hoe. Nine hundred soil samples, 150 linear metres of back hoe trenching, 17 kilometres of Magnetic -VLF EM surveys and 7 kilometres of Induced Polarization surveying were completed. Additional detailed prospecting and geological mapping were also undertaken. A total of 51 rock chip and saw-
cut channel samples were collected from the project area. Only samples with scintillometer counts exceeding 500 cps
(counts per second) were collected for assaying.

Blue Hills and White Bear Exploration Results

Analyses of 111 surface rock chip samples from several showings on the Blue Hills property included 18 samples exceeding  0.18%
U3O8 and 33 samples exceeding U308.   Highest estimates reported were 0.56% U3O8, 0.53% U3O8, 0.46% U3O8 and
0.42% U3O8.  A total of 57 samples returned values exceeding 0.045% U308.  A channel sample from the Main Showing at
Blue Hills ran 0.11% U308 over 1.5 metres.

Additional channel samples from the Main Showing at Blue Hills included a 1.4 metre channel assaying 0.18% U308 and a 1.3 metre channel sample assaying 0.14% U308. Detailed mapping of the scintillometer testing and sampling of the Blue Hills
Main Showing outcrop and trench clearly shows the uranium mineralization to be continuous within the fine grained volcanic host in a stratabound setting over nearly ten metres. It could not be followed further due only to deepening overburden and the limitations of the small excavator.

A composite chip sample from bedrock outcrop on the Chan prospect area, located about seven kilometres west of the Main
Showing assayed 0.66% U3O8 at a volcanic – sedimentary contact. A composite chip bedrock outcrop sample from the
Baggs Hill granite intrusive assayed 0.49% U3O8.

Four additional samples, collected near the Hawks Nest, Fat Lip, Main and #4 prospects assayed between 0.14% U3O8 and
0.36% U308. These were from coarse angular float considered to be sourced by these prospects.

At White Bear, a new high-grade uranium showing, named the Doucette Prospect, consists of stratiform uranium mineralization in metamorphosed sedimentary and volcanic rocks. Sixteen composite rock chip samples from this new discovery returned values ranging from 0.13% to 1.32% U3O8.  Six of the samples contained in excess of 0.67% U3O8. 158 metres of back hoe trenching was completed in 14 trenches on the White Bear property. Bedrock was not reached on the areas excavated due to overburden depth and the limited depth capacity of the back hoe, conditions made worse due to flooding of excavations by extremely wet ground conditions. Therefore, the area of the high-grade Doucette Prospect remains to be followed up.

Blue Hills and White Bear Future Plans

The Company is compiling the data which will be used to plan the next program and strategy for advancing the project.

Big Hill, Newfoundland (Gold Project)

In February 2004, the Company entered into an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District,
Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of
200,000 common shares and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

Big Hill Exploration Program

The Big Hill program consisted of four diamond drill holes totalling 544.36 metres designed to test several geochemical and geophysical anomalies. Two veins, each approximately 60 centimetres wide contained 5 to 10 percent aggregates of coarse crystalline pyrite along with visible traces of copper, lead and zinc mineralization. Significant assay results for the two veins are tabulated below:

DDH No.	Interval	Length	Au g/t	Ag g/t
	(metres)	(metres)

BH 05-01	46.4 to 47.0	0.60	4.06	36.29

BH-05-03	140.67 to 141.38	0.71	3.92	29.10

In addition to the intervals tabulated below, other narrow gold-quartz veins assaying from 0.10 to 0.90 g/t Au over 0.10 –
0.35 metres were encountered in the holes. Hole BH-05-04 contained no significant gold values. The Big Hill veins are hosted by mafic volcanics and gabbros which were highly altered and fractured as part of the mineralizing event.

The project received $66,779 in financial assistance from the Newfoundland and Labrador Junior Company Exploration
Assistance Program (JCEAP).

Nepisiguit/Stewart, New Brunswick (Zinc/Copper Project)

The Company owns a 100% interest in the Nepisiguit and Stewart properties located in the prolific Bathurst Mining Camp.
The Company’s Stewart holdings were merged into the Nepisiguit property forming one single block consisting of 73 claim units. The property was acquired in 1996 by optioning claims from Rio Algom Limited (Rio Option) and private claim owners
(Stewart Option).

On September 27, 2005, the Company entered into a new agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”)
to replace the existing agreement between the parties. Under the new agreement, the Company provided BHP Billiton with a
2.75% NSR subject to a buy-down provision for the Company of 1.75% NSR for $1.5 million at any time. In exchange for the royalty, BHP Billiton agreed to waive its 55% earn-back right foregoing any future rights to earn a participating interest in the property.

Nepisiguit/Stewart Exploration Program and Results

Two diamond drill holes totalling 625 metres on the Stewart property encountered widespread, low grade copper mineralization with several 0.40 to 1.0 metre intervals assaying 0.35 to 0.65 percent copper. The second hole of the program, designed to intersect an interpreted deep conductor encountered an internal sedimentary horizon between 370 and
416 metres, where the hole was terminated. The size of the interpreted conductor is well over 100 metres long and room exists for the anticipated copper breccia zone just to the north of the current deep drill hole. The conductor is open at depth within the breccia pipe.

The Company was granted financial assistance by the Government of New Brunswic k’s Junior Mining Assistance Program
(2004), which provided 40 percent of the project funding.

No future work is planned for 2006. The Company is seeking a partner for the project.

Despinassy, Quebec (Gold Project)

The Company’s new partner on the Despinassy project in Quebec, Alto Ventures completed a 5,000 metre diamond drill program during the winter 2004/2005. The Company’s 30% interest in the property was carried for the entire budgeted program. Results from the DAC deposit included wide intervals of shear hosted gold mineralization, up to 33 metres thick, containing multiple, high grade quartz veins. The best results included: 14.6 g/t gold over 3.7 metres (including 51.2 g/t gold over 1.0 metre); 7.0 g/t gold over 7.2 metres (including 16.4 g/t gold over 2.7 metres); 6.7 g/t gold over 3.1 metres
(including 14.0 g/t gold over 1.2 metres); 6.4 g/t gold over 5.9 metres (including 22.0g/t gold over 1.4 metres); and 45.8 g/t gold over 0.4 metres.

Later in the year, Alto commissioned a study of the DAC deposit which concluded that a potential gold deposit ranging from
303,000 tonnes to 670,000 tonnes and with grades ranging from 6.8 grams per tonne (g/t) to 7.8 g/t of gold has been outlined along a 300- metre strike length and to a depth of 360 metres. The parameters for this estimate included a 1.2 -
metre true thickness and a drill-hole spacing of 25 metres to 50 metres for the lower range and the inclusion of 50-to-100-
metre drill hole spacings for the upper range. The deposit remains open along strike and to depth.

A further 5,000 metres of drilling was proposed by Alto for winter 2005/2006. The results from the first three holes of this program included hole DES06-85 which intersected 19.6 grams per tonne over 9.9 metres including 178.5 grams per tonne over 1.0 metre within the DAC deposit.

Drill holes DES06-84 and DES06-85 targeted the down plunge extensions of Zone 2 veins while DES06-86 tested extensions of Zone 3 and 4. Results for the current drilling are summarized as follows:

DDH	From (m)	To (m)	Width (m)	Assay	Zone
				(g/t Au)

DES06-84	160.9	161.9	1.0	6.70	Zone 2

	214.0	223.9	9.9	19.60
	includes
	214.0	216.5	2.5	4.27
DES06-85					Zone 2
	216.5	221.7	5.2	0.71
	221.7	222.7	1.0	178.50
	222.7	223.9	1.2	1.11

	56.8	58.8	2.0	2.27	Zone 3
DES06-86
	80.3	81.3	1.0	7.79	Zone 4

The Company has elected not to contribute to the current drill program and it anticipates that the Company’s interest in the project will dilute from 30% to 26% in 2006.

Property Expenditure Table on Page 17

Description of Business

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on a property in
Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX
Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2005.

Forward-Looking Information and Report Date

This Management Discussion and Analysis (“MD&A”) may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words “anticipate”, “believe”, “estimates”, “expects” and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company’s proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of March 30th, 2006 (the
“Report Date”).

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003

Total Revenues	Nil	$82,038	$377,965
Loss before adjustments	($1,222,249)	($1,571,128)	($354,110)
Loss for the year	($109,905)	($2,044,797)	($2,629,841)
Basic and diluted loss per share	($0.00)	($0.08)	($0.15)

Total Assets	$13,102,513	$11,183,163	$8,471,709
Total Long-term liabilities	Nil	Nil	Nil

Cash dividends per share	Nil	Nil	Nil

Results of Operations -Fourth Quarter Results

Cash and cash equivalents of $121,722 increased $22,398 from the previous quarter, as cash was received from the sale of marketable securities and from the private placement completed on October 21, 2005.
Operating activities used $176,158 in cash of which general and administrative expenses used $214,672 and non-cash working capital items provided $38,514. Investing activities used $951,256 with mineral property acquisitions and exploration costs using $514,555 while cash exploration funds provided $411,355.

General and administrative expenses of $271,613 represented a $155,051 decrease from the previous quarter
$426,664. No stock options vested during the quarter whereas the previous quarter included $258,342 in stock-based compensation expense. Other fluctuations from the previous quarter are noted below:

  Audit and accounting expense of $40,195 (Q3 - $21,727) includes a $22,000 accrual for the year end audit and corporate tax return.
  Gain on sale of marketable securities of $187,572 (Q3 - $111,623) reflects the sale of investments to provide
  working capital for the Company. During the quarter, the Company sold 592,500 shares of   Diamonds North Resources Ltd.

-Year Ended December 31, 2005 compared with the Year Ended December 31, 2004

The Company had no revenues for the year ended December 31, 2005 whereas the comparative year included
$19,250 from the Company’s production interest in the Hammerdown/Rumbullion Gold Deposit and $62,788 in
mineral property transactions. General and administrative expense of $1,222,249 (2004 - $1,653,166)
represented a $430,917 decrease over fiscal 2004. Notable fluctuations in comparison to the comparative year are:

  Investor relations and promotion expense of $187,891 has decreased from the comparative fiscal year.
  The   current year includes cost associated with full-time employment of a corporate communications
  person and   the Company attended fewer trade shows in 2005. A breakdown as follows:
	2005	2004

Administration	$228	$1,857
Conferences and trade shows	73,619	93,702
Consulting, wages and benefits	65,937	20,260
Media	13,208	37,926
Promotion and advertising	34,899	61,072

	$187,891	$214,817

  Salaries and benefits expense of $249,441 (2004 - $363,463) represented a $114,022 decrease over 2004.
  Higher costs in 2004 were due to expenses related to hiring of a new President. The costs included a signing
  bonus paid to the new President to facilitate vacating his former position early and the transition   period when
  compensation was paid to both the new and former presidents.
  Stock-based compensation expense of $368,310 (2004 - $678,105) represented the vesting of 1,308,000 stock options. Stock-based compensation expense is a non-cash item.
  Gain on marketable securities of $338,091 (2004 - $14,000) represented the sale of 1,150,000 shares of
  Diamonds North Resources Ltd and 666 shares of Belhaven Ventures Inc during the year.

For the year ended December 31, 2005, the Company’s loss before taxes was $969,441 (2004 - $1,738,674).
The loss after a future income taxes of $859,536 (2004 - $306,123) was $109,905 (2004 - $2,044,797). The
Company did not pay cash dividends during fiscal 2005.

Summary of Quarterly Results, For the Three Months Ended:

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31
	2004	2004	2004	2004	2005	2005	2005	2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Mineral expenditures, net	$127,928	$ 1,553,593	$ 1,923,323	$149,112	$183,624	$829,253	$ 1,535,399	$514,555
Revenues	$19,478	$62,788	$ -	$(228)	$-	$-	$-	$-
G&A (incl. stock comp.)	$413,530	$620,971	$ 333,858	$284,807	$341,314	$182,658	$426,664	$271,613
Stock comp. expense	$166,885	$393,358	$ 110,007	$7,855	$102,113	$7,855	$258,342	$-
G&A (less stock comp.)	$246,645	$227,613	$ 223,851	$276,952	$239,201	$174,803	$168,322	$271,613
Income (loss)	$(367,358)	$(168,255)	$ (364,026)	$(459,486)	$(286,261)	$(409,489)	$(7,666)	$593,511
Income (loss) per share
-basic and diluted	$(0.02)	$(0.01)	$ (0.01)	$(0.02)	$(0.01)	$(0.01)	$-	$0.02
Weighted avg. common shares
-basic and diluted	18,004,378	22,890,063	25,967,914	25,314,313	30,764,701	31,452,614	36,208,162	34,359,557

The Company’s predominant exploration project is currently on Baffin Island, Nunavut in Canada’s far north and is subject to seasonal working conditions. The Company’s exploration on this project typically runs during the spring and summer to early fall periods so most of the expenditures are incurred during the second and third quarters. In 2004, the Company’s net mineral expenditures for these two quarters was $1,553,593 and
$1,923,323. In 2005, the Company’s net mineral expenditures for these two quarters was $829,253 and
$1,519,399. Cost for the 2005 exploration program was less than 2004 as the Company did not fly an airborne geophysical survey and drilled fewer total metres.

Since the adoption of the CICA accounting standard for stock-based compensation in the fourth quarter of fiscal
2003, the Company’s general and administrative quarterly expense has increased and has been subject to large fluctuations. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included “adjusted general and administrative expense” without the stock-based compensation expense included which is more reflective of normal operations.

Liquidity

At December 31, 2005, the Company had $1,121,072 in working capital, which is not sufficient to complete the
Company’s business objectives for 2006. The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

During 2005, the Company completed the two private placements noted below. To help furnish the Company’s additional cash requirements, Management sold portions of its marketable securities which provided $927,091 in cash. Management has been cognizant of the dilution to shareholders caused by equity financing and used the sale of its marketable securities as an alternative cash source.

  On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share were issued for net proceeds of $1,207,163.
  On October 21, 2005, the Company completed a non-brokered private placement comprised of 2,283,650 flow-through common shares at $0.35 per share and 1,089,575 non flow-through units at $0.33 per unit, for net proceeds of $1,149,811

Capital Resources The Company has active option agreements under which it is required to meet certain obligations during fiscal 2006 to keep the options in good standing:

  On the Big Hill property in Newfoundland, the Company is required to issue 80,000 common shares to Black
  Bart Prospecting Inc. and make $230,000 in cumulative exploration expenditures (satisfied) on or before July 31, 2006.
  On the Blue Hill and White Bear properties in Newfoundland, the Company is required to issue 39,000 common
  shares (issued), pay $9,700 in cash (paid) and complete $75,000 in cumulative exploration   expenditures (satisfied)
  before March 16, 2006.
  On the Couteau lake Property in Newfoundland, the Company is required to issue 40,000 common shares, pay
  $18,000 in cash and make $40,000 in cumulative exploration expenditures (satisfied) before April 22,   2006.

  On Bravo Lake in Nunavut, the Company’s cumulative exploration expenditures are $775,795 and the Company is required to spend a minimum of $1,000,000 in exploration before December 31, 2006.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

Included in marketable securities at December 31, 2005 are 570,000 common shares of Diamonds North
Resources Ltd, a company related by a common director, Bernard Kahlert and 167,647 common shares of
Fjordland Explorations Inc. a company related by a common director, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of common directors.
Included in accounts receivable is an aggregate of $5,707 owed by those companies for shared administrative expenses. Included in accounts payable is $8,758 owed to Diamonds North relating to shared office premises and administrative staff. In addition, the Company paid $2,126 in legal fees to a law firm in which a director of the
Company, Brian Abraham, is a partner.

Given that the Company’s directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business
Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company’s Code of Business Conduct and Ethics.

Proposed Transactions

None.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Changes in Accounting Polices

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005 and the adoption did not have any impact on these financial statements.

The Company adopted the new accounting pronouncement EIC-146, relating to flow-through shares, for all flow-through shares agreements dated after March 18, 2004. In February and March of 2005, the Company
renounced $1,667,249 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $593,874, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets of $593,874. The resulting decrease in the valuation allowance resulted in the recognition of future income tax income.

Recent Changes in Accounting Standards

The CICA has issued Section 1530 “Comprehensive Income” which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners. This Section applies to fiscal years beginning on or after October 1, 2006 but early adoption is permitted at the beginning of a fiscal year after December 31, 2004. The Company has not elected the early adoption of this Section for fiscal 2006.

The CICA has issued Section 3855 “Financial Instruments – Recognition and Measurement” which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. The Section also specifies how financial instrument gains and losses are to be presented. This Section applies to fiscal years beginning on or after October 1, 2006 but early adoption is permitted at the beginning of a fiscal year after
December 31, 2004. The Company has not elected the early adoption of this Section for fiscal 2006.

Financial Instruments

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash, cash equivalents and cash exploration funds have been placed with major Canadian financial institutions.

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. During the year, the Company sold 1,150,000 shares of Diamonds
North Resources Ltd. Subsequent to the year end, the Company sold another 100,000 of Diamonds North
Resources Ltd. and 50,000 shares of Alto Ventures Ltd. The quoted market value of marketable securities at
December 31, 2005 was $526,371.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the
Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 39,701,981 issued common shares outstanding and the following unexercised stock options and warrants:

-Stock Options
		Exercise	Number of
	Expiry Date	Price	Shares

	September 11, 2006	$0.23	115,999
	January 23, 2008	$0.20	430,337
	August 20, 2008	$0.26	221,666
	September 10, 2008	$0.45	5,000
	December 18, 2008	$0.50	75,000
	January 21, 2009	$0.53	700,000
	February 19, 2009	$0.64	50,000
	May 18, 2009	$0.56	791,000
	September 6, 2009	$0.40	100,000
	September 21, 2009	$0.40	200,000
	January 24, 2010	$0.34	50,000
	July 19, 2010	$0.25	783,000

			3,522,002

-Warrants
		Exercise	Number of
	Expiry Date	Price	Shares

	October 20, 2006	$0.45	544,788
	December 8, 2006	$0.50	2,500,000

			3,044,788

Under an option agreement on the Blue Hills and White Bear, Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-
101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.

At December 31, 2005, the Company held mineral properties exclusively in Canada.
Exploration activity and expenditures incurred on the Company’s properties are tabulated and discussed in more detail below.

	Sarah	Green		Big Hill	Blue Hill, Conteau,	Nepisiguit/			Dewar	Bravo	Other
	Lake	Bay	Adlatok 1	(1)	White Bear	Stewart (1)	Sally	Qimmiq	Lake	Lake	Properties	Total

Balance at
December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 1,278,743	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 1,455,709	$ 8,708,501

Additions during the year:

Acquisition costs:	-	-	-	13,800	125,460	-	-	-	-	-	1,590	140,850

Exploration costs:
Administration	-	82	-	347	31	440	-	27,160	2,367	6,252	962	37,641
Drilling	-	1,395	-	137,203	-	75,956	-	1,060,895	-	-	-	1,275,449
Geochemistry	-	-	-	297	73,247	-	-	23,428	-	6,624	5,059	108,655
Geology	10,066	484	8,863	18,846	122,928	9,967	2,554	291,590	10,684	199,223	45,939	721,144
Geophysics -Ground	-	-	200	475	54,141	3,790	200	251,820	-	30,907	438	341,971
Mobilization/demob.	-	-	-	-	8,995	-	-	306,413	7,450	31,597	-	354,455
Property	3,431	150	3,800	-	530	3,561	900	51,317	161	1,560	48,514	113,924
Prospecting	-	-	-	-	62,839	-	-	-	-	11,849	29,408	104,096
Trenching/line cutting	-	-	-	537	69,824	-	-	4,079	-	3,422	-	77,862

	13,497	2,111	12,863	157,705	392,535	93,714	3,654	2,016,702	20,662	291,434	130,320	3,135,197

Less:
Recoveries	-	(395)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(33,469)	(204,146)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	(56,135)	(77,142)

	-	(21,402)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(89,604)	(281,288)

Net additions	13,497	(19,291)	12,863	104,726	517,995	74,214	3,654	1,967,988	5,989	270,818	42,306	2,994,759

Balance at
December 31, 2005	$ 1,155,423	$ 416,225	$ 130,778	$ 208,523	$ 517,995	$ 1,352,957	$ 61,173	$ 5,336,615	$ 249,761	$ 775,795	$ 1,498,015	$11,703,260

(1) Included in “Other Properties” in 2004.

COMMANDER RESOURCES LTD. FINANCIAL STATEMENTS

For The Years Ended December 31, 2005 and 2004

             MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The financial statements of Commander Resources Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Smythe Ratcliffe, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

“Kenneth E. Leigh” (signed)
_________________________________
Kenneth E. Leigh
President and Chief Executive Officer

Vancouver, Canada
March 28, 2006

                                                                          AUDITORS' REPORT

To the Shareholders of Commander Resources Ltd.

We have audited the balance sheets of Commander Resources Ltd. as at December 31, 2005 and 2004 and the
statements of operations and deficit and cash flows for years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the
Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year December 31, 2003 were audited by another auditor who expressed an opinion without reservation on those statements in his report dated March 10, 2004.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada
March 28, 2006

COMMANDER RESOURCES LTD.

Balance Sheets
December 31
(expressed in Canadian dollars)

		2005	2004

ASSETS
Current assets
Cash and cash equivalents		$121,722	$749,464
Cash, exploration funds (Note 13)		565,645	488,500
Marketable securities (Note 3)		311,354	893,353
Accounts receivable		100,320	41,001
Due from related parties (Note 9 (a))		5,707	18,980
Prepaid expenses		55,992	39,889
Field supplies (Note 4)		84,175	173,152
Deposits (Note 5)		94,045	-

		1,338,960	2,404,339

Mineral properties (Note 6)		11,703,260	8,708,501
Property, plant and equipment (Note 7)		60,293	70,323

		$13,102,513	$11,183,163

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 9)		$217,888	$96,151

Future income taxes (Note 13)		593,915	859,577

		811,803	955,728

SHAREHOLDERS’ EQUITY
Share capital (Note 8(b))		25,316,856	23,502,262
Contributed surplus		17,043	9,449
Option compensation (Note 8 (f))		1,097,149	746,157
Deficit		(14,140,338)	(14,030,433)

		12,290,710	10,227,435

		$13,102,513	$11,183,163

Nature of Operations and Going Concern (Note 1)
Commitment (Note 10)
Subsequent Events (Note 14)

Approved by the Directors:	“Kenneth E. Leigh”	“Victor A. Tanaka”

	Kenneth E. Leigh	Victor A. Tanaka

See Accompanying Notes to the Financial Statements - 21 -

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
For the Years Ended December 31
(expressed in Canadian dollars)

	2005	2004	2003

Revenue
Production interest	$-	$ 19,250	$ 377,965
Mineral property transactions	-	62,788	-

	-	82,038	377,965

General and administrative expenses
Accounting and audit	93,957	78,785	64,864
Amortization	20,968	17,424	8,726
Annual report and meeting	14,624	8,188	9,409
Consultants	67,818	62,785	43,031
Insurance	35,927	23,813	11,700
Investor relations and promotion	187,891	214,817	92,498
Legal	21,009	21,501	15,201
Office and miscellaneous	60,753	84,021	45,828
Regulatory and transfer agent fees	24,366	62,979	25,613
Rent and storage	77,185	37,285	41,791
Salaries and benefits	249,441	363,463	209,495
Stock-based compensation	368,310	678,105	163,919

	1,222,249	1,653,166	732,075

Loss before the undernoted	(1,222,249)	(1,571,128)	(354,110)

Investment income	11,092	24,385	31,133
Property investigation	(7,233)	(8,341)	(24,252)
Write down of marketable securities	(12,000)	-	-
Write down of mineral properties	(77,142)	(169,590)	(2,524,856)
Gain (loss) on marketable securities	338,091	(14,000)	14,297

Loss before taxes	(969,441)	(1,738,674)	(2,857,788)

Future income tax recovery (expense) (Note 13)	859,536	(306,123)	227,947

Loss for the year	(109,905)	(2,044,797)	(2,629,841)

Deficit, beginning of year	(14,030,433)	(11,985,636)	(9,355,795)

Deficit, end of year	$ (14,140,338)	$ (14,030,433)	$ (11,985,636)

Basic and diluted loss per share	$ (0.00)	$ (0.08)	$ (0.15)

Weighted average number of shares outstanding	34,359,557	25,314,313	18,004,378

See Accompanying Notes to the Financial Statements - 22 -

COMMANDER RESOURCES LTD.

Statements of Cash Flows
For the Years Ended December 31
(expressed in Canadian dollars)

	2005	2004	2003

Cash provided from (used for):

Operating activities
Loss for the year	$ (109,905)	$ (2,044,797)	$ (2,629,841)
Items not involving cash:
Amortization	20,968	17,424	8,726
(Gain) loss on sale of marketable securities	(338,091)	14,000	(14,297)
Stock-based compensation	368,310	678,105	163,919
Write down of marketable securities	12,000	-	-
Write down of mineral properties	77,142	169,590	2,524,856
Future income tax (recovery) expense	(859,536)	306,123	(227,947)

	(829,112)	(859,555)	(174,584)
Net change in non-cash working capital items:
Accounts receivable	(59,319)	119,256	84,212
Due from related parties	13,273	27,661	118,141
Prepaid expenses	(16,103)	(18,609)	(16,302)
Field supplies	88,977	(173,152)	-
Bid deposits and deposits	(94,045)	330,642	(330,642)
Accounts payable and accrued liabilities	(21,457)	62,902	597

	(917,786)	(510,855)	(318,578)

Investing activities
Cash, exploration funds	(77,145)	1,404,828	(1,893,328)
Proceeds from sale of marketable securities	927,091	21,000	27,636
Purchase of marketable securities	-	-	(102,000)
Note receivable	-	-	13,920
Mineral property acquisition and exploration
costs	(3,062,831)	(3,753,956)	(865,781)
Accounts payable and accrued liabilities
related to mineral properties	143,193	(13,051)	(257,999)
Purchase of equipment	(10,938)	(60,325)	(24,173)

	(2,080,630)	(2,401,504)	(3,101,725)

Financing activity
Shares issued for cash, net of issue costs	2,370,674	3,729,573	2,008,863

Increase (decrease) i n cash and cash equivalents	(627,742)	817,214	(1,411,440)

Cash and cash equivalents, beginning of year	749,464	(67,750)	1,343,690

Cash and cash equivalents, end of year	$ 121,722	$ 749,464	$ (67,750)

Cash and cash equivalents is defined to include cash and cash equivalents less cheques issued in excess of funds on deposit.
Supplemental Cash Flow Information (Note 12)

See Accompanying Notes to the Financial Statements - 23 -

1.	Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources, which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

the discovery of ore reserves;

the ability of the Company to obtain financing to complete development; and

future profitable production from the properties or proceeds from disposition.

At December 31, 2005, the Company had an accumulated deficit of $14,140,338 and had working capital of $1,121,072, which is not sufficient to achieve the Company’s planned business objectives for fiscal 2006. The Company will require additional financing in 2006 to meet the proposed 2006 exploration programs and property commitments.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Financial instruments

The fair values of the Company’s cash, cash exploration funds, accounts receivable, deposits and accounts payable and accrued liabilities approximate their carrying amount due to the immediate or short-term to maturity of these financial instruments. It is not practical to determine the fair value of the amounts outstanding from related parties due to its related party nature and absence of a market for such instruments.

2.	Significant Accounting Policies (continued)

	(b)	Financial instruments (continued)

The fair value of marketable securities is disclosed in Note 3.

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash, cash equivalents and cash explorations funds have been placed with major Canadian financial institutions.

	(c)	Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities or redemption provisions of three months or less from the date of acquisition.

	(d)	Marketable securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

	(e)	Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property- by-property basis.
Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.
Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.
When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

2.	Significant Accounting Policies (continued)

	(e)	Mineral properties (continued)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

	(f)	Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization. Amortization is recorded using the straight line method at annual rates of 20%. Leasehold improvements are amortized on a straight line basis over the six year term of the lease.

	(g)	Asset retirement obligations

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”), Section 3110 “Asset Retirement
Obligations”. This statement establishes standards for accounting for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

	(h)	Impairment of long-lived assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non- monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

	(i)	Flow-through shares

The Company adopted the CICA accounting pronouncement EIC-146, relating to flow-through shares, for all flow-through share agreements dated after March 18, 2004. Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to the subscribers. The tax impact to the Company of the renouncement is recorded on the date that the Company renounces the tax deductions, through a decrease in share capital and the recognition of a future tax liability.

2.	Significant Accounting Policies (continued)

	(j)	Stock-based compensation

The Company follows CICA Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” to account for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004. Under this standard, stock-based payments are recorded as an expense in the period the stock- based compensation expense vests or when the awards or rights are granted, by a corresponding increase to option compensation under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred to share capital or when stock options are forfeited, cancelled or expire, the corresponding fair value is transferred to contributed surplus.

	(k)	Income taxes

Income taxes are calculated using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

	(l)	Consolidation of variable interest entities

The CICA issued Accounting Guideline 15 “Consolidation of Variable Interest Entities,” which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005 and the adoption did not have any impact on these financial statements.

	(m)	Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The
Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted loss per share are the same.

2.	Significant Accounting Policies (continued)

(n) Revenue recognition

Revenues from the production interest are recorded upon receipt or accrued when the amount receivable has been ascertained. Revenues from mineral property transactions are recorded when option payments, expense recoveries or proceeds from disposal received exceed the carrying value of a mineral property.

(o) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.	Marketable Securities

During the year, marketable securities were written down by $12,000 (2004 - $Nil; 2003 - $Nil) to a carrying value of $311,354
(2004 - $893,353). The quoted market value of marketable securities at December 31, 2005 is $526,371 (2004 - $1,704,444).

4.	Field Supplies

The Company has pre-purchased $84,175 (2004 - $173,152) of field supplies for the Baffin Island exploration program. The supplies consist of fuel, propane and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut.

5.	Deposits

In fiscal 2005, the Company posted $94,045 for bonds in lieu of work on its Baffin Island, Nunavut and Newfoundland projects. The bonds are refundable upon approval of assessment reports that are filed with the government. Subsequent to December 31, 2005, $76,905 in bonds were refunded to the Company.

Notes to Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

6. Mineral Properties

At December 31, 2005 and 2004, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

					Blue Hill,
	Sarah	Green		Big Hill	Couteau,	Nepisiguit/			Dewar	Bravo	Other
	Lake	Bay	Adlatok 1	(1)	White Bear	Stewart (1)	Sally	Qimmiq	Lake	Lake	Properties	Total

Balance at
December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 1,278,743	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 1,455,709	$ 8,708,501

Additions during the year:

Acquisition costs:	-	-	-	13,800	125,460	-	-	-	-	-	1,590	140,850

Exploration costs:
Administration	-	82	-	347	31	440	-	27,160	2,367	6,252	962	37,641
Drilling	-	1,395	-	137,203	-	75,956	-	1,060,895	-	-	-	1,275,449
Geochemistry	-	-	-	297	73,247	-	-	23,428	-	6,624	5,059	108,655
Geology	10,066	484	8,863	18,846	122,928	9,967	2,554	291,590	10,684	199,223	45,939	721,144
Geophysics -Ground	-	-	200	475	54,141	3,790	200	251,820	-	30,907	438	341,971
Mobilization/demob.	-	-	-	-	8,995	-	-	306,413	7,450	31,597	-	354,455
Permitting	3,431	150	3,800	-	530	3,561	900	51,317	161	1,560	48,514	113,924
Prospecting	-	-	-	-	62,839	-	-	-	-	11,849	29,408	104,096
Trenching/line cutting	-	-	-	537	69,824	-	-	4,079	-	3,422	-	77,862

	13,497	2,111	12,863	157,705	392,535	93,714	3,654	2,016,702	20,662	291,434	130,320	3,135,197

Less:
Recoveries	-	(395)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(33,469)	(204,146)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	(56,135)	(77,142)

	-	(21,402)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(89,604)	(281,288)

Net additions	13,497	(19,291)	12,863	104,726	517,995	74,214	3,654	1,967,988	5,989	270,818	42,306	2,994,759

Balance at
December 31, 2005	$ 1,155,423	$ 416,225	$ 130,778	$ 208,523	$517,995	$ 1,352,957	$61,173	$ 5,336,615	$ 249,761	$ 775,795	$ 1,498,015	$11,703,260

(1) Included in “Other Properties” in 2004.

Notes to Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

6. Mineral Properties (continued)

	Sarah	Green				Dewar	Bravo	Other
	Lake	Bay	Adlatok 1	Sally	Qimmiq	Lake	Lake	Properties	Total

Balance at
December 31, 2003	$ 1,136,260	$ 599,997	$ 109,621	$56,890	$ 293,385	$126,480	$100,783	$ 2,640,369	$ 5,063,785

Additions during the year:

Acquisition costs:	-	-	-	-	7,143	-	-	60,350	67,493

Exploration costs:
Administration	-	-	-	-	19,381	1,263	1,796	150	22,590
Drilling	-	1,342	-	-	1,722,078	-	-	1,201	1,724,621
Geochemistry	-	-	-	-	94,500	1,130	26,064	1,135	122,829
Geology	4,666	1,511	8,294	3,792	102,703	4,411	68,210	65,632	259,219
Geophysics -Airborne	-	-	-	-	230,057	-	85,326	28,800	344,183
Geophysics -Ground	1,000	-	-	-	99,876	-	43,127	17,230	161,233
Licences and fees	-	2,256	-	-	49,396	32,689	-	31,843	116,184
Mobilization/demob.	-	-	-	-	316,941	11,846	23,618	429	352,834
Permitting	-	-	-	-	2,582	-	-	-	2,582
Prospecting	-	-	-	-	464,188	84,210	156,053	3,660	708,111

	5,666	5,109	8,294	3,792	3,101,702	135,549	404,194	150,080	3,814,386

Less:
Recoveries	-	-	-	(3,163)	(33,603)	(18,257)	-	(12,550)	(67,573)
Write down	-	(169,590)	-	-	-	-	-	-	(169,590)

	-	(169,590)	-	(3,163)	(33,603)	(18,257)	-	(12,550)	(237,163)

Net additions	5,666	(164,481)	8,294	629	3,075,242	117,292	404,194	197,880	3,644,716

Balance at
December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$57,519	$ 3,368,627	$243,772	$504,977	$ 2,838,249	$ 8,708,501

6.	Mineral Properties (continued)

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(a) Sarah Lake Joint Venture, Labrador

The Company owns a 48.2% interest in the Sarah Lake Joint Venture with partner, Donner Minerals, operator of the joint venture, owning 51.8%. In 2001, Falconbridge Limited (“Falconbridge”) was granted an option to earn a 50% interest in the joint venture by incurring $4,000,000 in exploration expenditures on the property by 2006. On April 15, 2004, Donner Minerals informed the Company that Falconbridge had elected to terminate the option.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c) Adlatok 1, Labrador

The Company has a 59.9% (2004 – 59.5%) interest in the Adlatok 1 property.

(d) Big Hill, Newfoundland

In February 2004, the Company finalized an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland.
Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of 200,000 common shares
(120,000 shares have been issued) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

6.	Mineral Properties (continued)

	(e)	Blue Hills and White Bear, Newfoundland

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $7,500 and 21,000 common shares were due on signing of the final option agreement. On April 13, 2005, the Company issued a warrant to the optionors to purchase
250,000 common shares exercisable at a price of $1.00 per share, see Note 8(g) for warrant terms. The agreement is subject to a
2% of net smelter returns royalty for the vendors with a buy-back of 1% of the royalty for $1 million. For cash payments and share issuance under the two option agreements after December 31, 2005, see Note 14(c).

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $7,000 in cash and 20,000 common shares were due on signing of the final option agreement. The agreement is subject to a 2% of net smelter returns royalty for the vendor with a buy-back of 1% of the royalty for $1 million.

On November 1, 2005, the Company acquired an additional 1,600 claims bringing the total property size to 40,000 hectares covering a major geological belt known as the “Hermitage Flexure”. The Hermitage Flexure ties together the Blue Hills and
White Bear River uranium properties and becomes part of the Blue Hills and White Bear option agreement.

On November 3, 2005, the Company entered into an agreement with Pathfinder Resources Ltd. (“Pathfinder”) in conjunction with the acquisition by Pathfinder of 1,429 claims aggregating 35,725 hectares to the east and west of the Company’s property.
In consideration, the Company received a 2% royalty on all commodities produced from the claims staked by Pathfinder and was issued 150,000 common shares of Pathfinder subsequent to December 31, 2005.

	(f)	Nepisiguit/Stewart, New Brunswick

On September 27, 2005, the Company negotiated a new royalty agreement with BHP Billiton World Exploration Inc.
(“BHP Billiton”) on the Company’s 100% owned Nepisiguit/Stewart zinc property, located in the Bathurst area of New
Brunswick. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and held a 2%
net smelter returns royalty with no buy-down provision. Under the new royalty agreement, the Company provided BHP
Billiton with a 2.75% net smelter returns royalty subject to a buy-down provision of 1.75% net smelter returns royalty for
$1.5 million at any time. In exchange for the increased net smelter returns royalty, BHP Billiton agreed to waive its right to earn back a 55% interest and therefore, has no future right to earn a participating interest in the property.

6.	Mineral Properties (continued)

	(g)	Sally, Labrador

The Company has a 100% interest in the Sally property.

	(h)	Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the
Company may earn 50% of BHP Billiton’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31,
2014. As at December 31, 2005, the Company had made sufficient expenditures to vest a 50% interest. Since the initial date of the agreement, the property has been reduced to seven (7) leases totaling 69,000 acres (27,957 hectares).

The option agreement is subject to a floating net smelter return gold royalty ranging from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

	(i)	Dewar Lake, Nunavut

The Company earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds Inc.
(“BHP Billiton”), Nunavut by incurring $200,000 in expenditures on the property. This expenditure was completed by
December 31, 2004. BHP Billiton retains a net smelter return royalty ranging from 1% to 3% based on gold prices. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing
BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of ten years after December 31, 2004.
The property currently consists of one (1) prospecting permit with an area of 20,400 acres (8,255 hectares).

6.	Mineral Properties (continued)

	(j)	Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. The permits adjoin the Qimmiq and Dewar Lake properties optioned from BHP Billiton. The Company may earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made,
Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

on nickel production, a 2% net smelter return royalty;

on diamonds, a 2% gross overriding royalty; and

on base metal production, a 1.5% net smelter return royalty.

In the fall of 2005, Commander staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits in advance of their expiry. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

6.	Mineral Properties (continued)

	(k)	Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at December 31, 2005 and 2004 are as follows:

	2005	2004

British Columbia
Abe and Pal (1)	$99,312	$56,064
Tam (2)	62,329	60,132
Aten, Link, Mate and Tut	24,631	-

New Brunswick
Nepisiguit (3)	-	861,241
Stewart (3)	-	417,502

Nunavut
Talik	68,041	59,195

Newfoundland and Labrador
Big Hill (5)	-	103,797
Sadie	8,767	9,796

Ontario
Dorothy	-	55,619
Matheson	14,213	14,213
McVean	8,558	8,558
Sabin	88,517	83,999

Quebec
Despinassy (4)	89,586	105,292

Yukon
Olympic, Rob	1,031,309	1,002,484
Rein	2,752	357

	$1,498,015	$2,838,249

6.	Mineral Properties (continued)

	(k)	Other Properties (continued)

(1)	On October 12, 2004, the Company entered into a Purchase and Royalty Agreement to purchase John Robins 50%
interest in the Abe and Pal porphyry copper-gold mineral properties located within the Quesnel Trough of British
Columbia, to own a 100% interest in the properties. In consideration, the Company issued 70,000 units consisting of one common share and one-half of one purchase warrant (expired on October 27, 2005, unexercised). In addition,
Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the f uture sale or option of the properties to a third party.

(2)	On September 9, 2005, the Company entered into an agreement with prospector Lorne Warren that provided the
Company with a 10% Carried Interest in approximately 8,400 hectares of mineral claims in the Omineca area of
British Columbia, herein after referred to as the “Tam/Misty” property. In addition, the Company will receive 50%
of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the Tam claims)
totaling 75 hectares owned by the Company which lie within the boundary area of the Tam/Misty property, see Note 14(a).

		(3)	In 2005, the Company’s Nepisiguit and Stewart holdings were merged into the Nepisiguit/Stewart property forming one single block consisting of 73 claim units see Note 6(f).

		(4)	On April 26, 2004, the Company reported that Cameco Corporation (“Cameco”), the Company’s Joint Venture Partner on the Despinassy, Quebec project, entered into an Agreement with Alto Ventures Ltd.

(“Alto Ventures”) for Cameco’s 70% interest in the project. The Company waived it’s right of first refusal under the
Joint Venture in consideration for 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share and the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw the Agreement with Cameco.

		(5)	In 2005, Big Hill is disclosed as a separate property, see Note 6 mineral property table.

7.	Property, Plant and Equipment

			2005
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$57,240	$ 50,341	$6,899
Computer equipment	142,132	109,958	32,174
Leasehold improvements	28,293	7,073	21,220

	$227,665	$ 167,372	$60,293

7.	Property, Plant and Equipment (continued)

			2004
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$55,636	$ 47,756	$7,880
Computer equipment	132,798	96,291	36,507
Leasehold improvements	28,293	2,357	25,936

	$216,727	$ 146,404	$70,323

8.	Share Capital

	(a)	Authorized:

Unlimited common shares without par value (2004 - 100,000,000).

	(b)	Issued and outstanding common shares:

	Number of
	Shares	Amount

Balance, December 31, 2003	21,623,730	$19,630,960

Issued for cash:
Private placement, net of issue costs	5,892,141	2,342,269
Exercise of options, for cash	684,831	154,316
Exercise of warrants	2,426,888	1,232,988

Issued for other consideration:
Exercise of options, stock-based compensation		81,379
For mineral property	130,000	60,350

Balance, December 31, 2004	30,757,590	23,502,262

Issued for cash:
Private placements, net of issue costs (Note 8(c))	8,671,058	2,356,974
Exercise of options, for cash	70,000	13,700

Issued for other consideration:
Income tax effect on flow-through share
renouncement (Note 8(d))		(593,874)
Exercise of options, stock-based compensation		9,724
For mineral property	101,000	28,070

Balance, December 31, 2005	39,599,648	$25,316,856

8.	Share Capital (continued)

	(c)	Private placements

(i)	On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of
$0.24 per share. The securities were subject to a four month hold period. Finders’ fees paid consisted of $7,980 in cash and 204,166 common shares.

(ii)	On October 21, 2005, the Company completed a non-brokered private placement and issued 2,283,650 flow-through common shares at $0.35 per share and 1,089,575 units at $0.33 per unit. Each unit consisting of one common share and one-half non-transferable share purchase warrant, with each whole warrant exercisable into one common share to
October 20, 2006 at a price of $0.45 per common share. The securities were subject to a four month hold period.
Finder’s fees of $2,082 were paid in cash.

(iii)	On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow- through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. The shares were subject to a four month hold period.
Finders’ fees of $54,936 and other issue costs of $5,184 were paid in cash.

(iv)	On December 8, 2004, the Company completed a private placement of 1,472,141 flow-through common shares at a price of $0.35 per share and 2,500,000 units at a price of $0.32 per share. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share to December 8, 2005 and thereafter at $0.50 per common share to December 8, 2006.

The shares were subject to a four month hold period. Finders’ fees of $64,860 were paid in cash.

	(d)	Income tax effect on flow-through share renouncement

In February and March 2005, the Company renounced $1,667,249 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $593,874, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $593,874 disclosed on the Statement of Operations under future income taxes (see Note 13).

	(e)	Stock options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, the
Company may grant stock options for the purchase of up to 6,155,518 common shares. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At December 31, 2005, the Company had stock options outstanding for the purchase of 3,585,335 common shares with an average remaining contractual life of 3.26 years, of which all the stock options are exercisable at December 31, 2005.

8.	Share Capital (continued) (e) Stock options (continued)

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2003	1,676,832	$0.22

Granted	1,858,000	$0.53
Exercised	(684,831)	$0.23
Expired	(10,666)	$0.23

Outstanding at December 31, 2004	2,839,335	$0.41

Granted	833,000	$0.26
Exercised	(70,000)	$0.20
Expired	(17,000)	$0.56

Outstanding at December 31, 2005	3,585,335	$0.39

The following summarizes information about stock options outstanding at December 31, 2005:

Number of Shares	Exercise Price	Expiry Date

179,332	$0.23	September 11, 2006
430,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
791,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
50,000	$0.34	January 24, 2010
783,000	$0.25	July 19, 2010

3,585,335

For stock options exercised after December 31, 2005, see Note 14(b).

8.	Share Capital (continued)

	(f)	Stock-based and option compensation

The fair value of stock options used to calculate compensation expense is estimated using the Black- Scholes Option Pricing Model with the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	2.52%	2.64%	3.06%
Expected dividend yield	-	-	-
Expected stock price volatility	116.98%	114.85%	108.19%
Expected option life in years	3.15	2.60	3.30

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the
Company’s stock options granted during the period.

The following summarizes information about option compensation:

	2005	2004

Option compensation, beginning of year	$746,157	$149,431
Stock-based compensation expense	368,310	678,105
Reallocated to capital stock	(9,724)	(81,379)
Reallocated to contributed surplus	(7,594)	-

Option compensation, end of year	$1,097,149	$746,157

8.	Share Capital (continued)

	(g)	Warrants

At December 31, 2005, the Company has outstanding warrants for the purchase of an aggregate 3,044,788 common shares as follows:

		Outstanding				Outstanding
Exercise		at				at
Price	Expiry Date	December	Issued	Exercised	Expired	December
		31, 2004				31, 2005

$0.70	October 27, 2005	35,000	-	-	35,000	-
$0.45	October 20, 2006	-	544,788	-	-	544,788
$0.50	December 8, 2006	2,500,000	-	-	-	2,500,000

		2,535,000	544,788	-	35,000	3,044,788

Under an option agreement on the Blue Hills and White Bear, Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share.
The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National
Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the
Company exercises the option or March 4, 2009.

9.	Related Party Transactions

In addition to the Commitment disclosed in Note 10, the Company has the following related party transactions and balances:

(a)	The Company shares certain administrative costs with four other companies related by virtue of common directors.
Included in accounts receivable is an aggregate of $5,707 (2004 - $18,980) owed by those companies for shared administrative expenses.

(b)	The Company paid or accrued legal fees in the aggregate of $2,126 to a law firm in which a director of the Company is a partner. In 2004, legal fees of $2,393 were paid to two law firms which either an officer or director of the Company were partners. Included in accounts payable and accrued liabilities is $487 (2004 - $Nil) owed to the firm.

(c)	Included in marketable securities are 167,647 (2004 - 167,647) common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 570,000 (2004 - 1,720,000), common shares of Diamonds North Resources Ltd., a company related by virtue of another common director. During the year, the Company sold 1,150,000 common shares of Diamonds North Resources Ltd.

(d) Included in accounts payable is $8,758 (2004 - $27,417) owed to Diamonds North Resources Ltd., a company related by virtue of a common director and officer.

10.	Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

11.	Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the prior year were derived from a production interest, which was earned in Canada.

12.	Supplemental Cash Flow Information

	2005	2004	2003

Significant non-cash operating, investing and financing activities:

Investing activities:
Note receivable payment received in marketable
securities	$-	$-	$170,000
Marketable securities received for mineral
property	19,000	-	-
Shares issued for mineral property	28,070	60,350	-

	$47,070	$60,350	$170,000

Financing activities:
Income tax effect on flow-through share
renouncement	$(593,874)	$-	$-
Fair value of options exercised	9,724	81,379	13,440

	$(584,150)	$81,379	$13,440

Other cash flow information:
Interest received	$10,958	$24,295	$25,015

13.	Income Taxes

As at December 31, 2005, the Company has non-capital losses of approximately $2,573,000, which may be applied against future income for Canadian income tax purposes. The potential income tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2006	$345,700
2008	376,700
2014	891,400
2015	959,200

$2,573,000

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004	2003

Income tax benefit computed at Canadian
statutory rates	$330,773	$619,316	$1,075,100
Permanent differences not recognized in year	(67,750)	-	-
Temporary differences not recognized in year	22,429	(293,835)	(1,154,271)
Tax losses not recognized	(47,597)	(679,867)	276,042
Changes in tax rates	27,807	48,263	31,076

	265,662	(306,123)	227,947
Future income tax arising from flow-through
share renouncements (Note 8(d))	593,874	-	-

Future income tax benefit (expense)	$859,536	$(306,123)	$227,947

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the
Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2005	2004	2003

Future income tax assets (liabilities)
Non-capital losses carried forward	$916,485	$704,696	$485,549
Capital losses carried forward	-	23,439	20,946
Temporary differences on mineral
properties	(1,575,644)	(1,670,868)	(1,136,898)
Temporary differences on other assets	65,244	83,156	76,948

Future income tax liabilities, net	$(593,915)	$(859,577)	$(553,455)

13.	Income Taxes (continued)

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at
December 31, 2005 and which are held in trust for such expenditures. As at December 31, 2005, the amount of flow-through proceeds remaining to be expended is $565,645 (2004 - $488,500).

14.	Subsequent Events

(a) On February 13, 2006, the Company reported that Teck Cominco Limited (“Teck Cominco”) entered into an option agreement with prospectors Lorne Warren and Westley Grant Luck on the Tam/Misty property.

Teck Cominco can earn 100% of Warren and Luck’s 90% interest by making $525,000 in staged cash payments and incurring $2.6 million in exploration expenditures before December 31, 2011.

The Company maintains a 10% carried interest in the Tam/Misty property and as part of the first cash payment, received
$2,500. In addition, the Company may receive a 1.5% net smelter returns royalty of which $250,000 is payable, as an advance royalty, starting on December 31, 2012. This royalty is subject to a buy-down provision that, if exercised, would pay $1.0 million to the Company.

(b) Subsequent to December 31, 2005, the Company issued 63,333 common shares for proceeds of $14,567 pursuant to the exercise of stock options.

(c) Subsequent to December 31, 2005, the Company paid $9,700 and issued 39,000 common in accordance with the terms of the Blue Hills and White Bear, Newfoundland option agreements.

HEAD OFFICE	LISTINGS

Commander Resources Ltd.	TSX Venture Exchange: CMD
Suite 510 – 510 Burrard Street	U.S. 12g Exemption: #82-2996
Vancouver, British Columbia
Canada V6C 3A8
CAPITALIZATION
TEL: (604) 685-5254	(as at December 31, 2005)
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com	Shares Authorized: unlimited
Shares Issued: 39,599,648

OFFICERS & DIRECTORS
REGISTRAR & TRUST AGENT
Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer	CIBC Mellon Trust Company
and Director	Suite 1600, The Oceanic Plaza
1066 West Hastings Street
William J. Coulter, B.A.Sc.	Vancouver, British Columbia
Chairman and Director	V6C 3X1

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director	AUDITOR

Albert F. Reeve, P.Eng.	Smythe Ratcliffe, C.A.
Director	7th Floor, Marine Building
355 Burrard Street
Victor A. Tanaka, P.Geo.	Vancouver, British Columbia
Director	V6C 2G8

Brian Abraham, LLB., P.Geo
Director	LEGAL COUNSEL

Michael Lee	Tupper Johnson & Yeadon
Chief Financial Officer	Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
Janice Davies	V6N 1Y3
Corporate Secretary

Maynard E. Brown, LLB.
Assistant Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.
(Registrant)

Date: May 2, 2006

/s/ Kenneth E. Leigh
By: ___________________________
Kenneth E. Leigh, President